Exhibit (a)(5)
FORMS OF CONFIRMATIONS
Confirmation e-mail to eligible employees who elect to participate in the Offer (to be sent within two business days of receiving an Acceptance Letter). A Withdrawal Letter will be attached to this confirmation e-mail.
Lear Corporation (“Lear”) has received your Acceptance Letter dated                     , 2008, by which you elected to participate in the Offer, subject to the terms and conditions of the Offer. All capitalized terms used but not defined herein shall have the meanings given to such terms in the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008.
To withdraw your election to participate in the Offer, you must properly complete and sign the accompanying Withdrawal Letter. You must then send the properly completed and signed Withdrawal Letter to Lear via e-mail as a PDF attachment to MSPP@lear.com or via facsimile to (248) 447-1727, Attention: Karen M. Rosbury.
No withdrawal will be effective unless it is received prior to 11:59 p.m., Eastern Time, on September 11, 2008, unless the Offer is extended.
Lear intends to confirm the receipt of any Withdrawal Letter you send by an e-mail message to you within two business days. If you do not receive an e-mail confirmation with respect to any Withdrawal Letter that you send, you should confirm that we have received your Withdrawal Letter.
Lear makes no recommendation as to whether you should participate in the Offer. If you have any questions concerning the Offer, you may contact Thom Polera at (248) 447-1832 or tpolera@lear.com or Tracie Kelp at (248) 447-1834 or tkelp@lear.com during the hours of 8:00 a.m. to 5:00 p.m., Eastern Time.
Please note that our receipt of your Acceptance Letter is not by itself an acceptance of your participation in the Offer. For purposes of the Offer, Lear will be deemed to have accepted your Tendered RSUs for cancellation as of the date that Lear provides written notice to you generally of its acceptance of your Tendered RSUs for cancellation, which notice may be made by e-mail or other method of communication. Lear’s formal acceptance is expected to take place shortly after the Offer Expiration Date.
Confirmation e-mail to employees who withdraw their election to participate in the Offer (to be sent within two business days of receiving a Withdrawal Letter). An Acceptance Letter will be attached to this confirmation e-mail.
Lear Corporation (“Lear”) has received your Withdrawal Letter dated                     , 2008, by which you withdrew the tender for exchange of your Tendered RSUs. If you change your mind with respect to the withdrawal, you may once again elect to exchange all or a portion of your Eligible RSUs, subject to the terms and conditions of the Offer. All capitalized terms used but not defined herein shall have the meanings given to such terms in the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008.
To accept Lear’s offer to participate in the Offer and exchange Eligible RSUs, you must properly complete and sign the accompanying Acceptance Letter. You must then send the properly completed Acceptance Letter to Lear via e-mail as a PDF attachment to MSPP@lear.com or via facsimile to (248) 447-1727, Attention: Karen M. Rosbury.
No Acceptance Letter will be effective unless it is received prior to 11:59 p.m., Eastern Time, on September 11, 2008, unless the Offer is extended.
Lear intends to confirm the receipt of any Acceptance Letter you send by an e-mail message to you within two business days. If you do not receive an e-mail confirmation with respect to any Acceptance Letter that you send, you should confirm that we have received your Acceptance Letter.
Lear makes no recommendation as to whether you should participate in the Offer. If you have any questions concerning the Offer, you may contact Thom Polera at (248) 447-1832 or tpolera@lear.com or Tracie Kelp at (248) 447-1834 or tkelp@lear.com during the hours of 8:00 a.m. to 5:00 p.m., Eastern Time.